Exhibit 99.1

EXTERRAN PARTNERS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2013

(In thousands, except per unit data)

	Exterran Partners, L.P. Historical	March 2013 Contract Operations Acquisition	Adjustments		Carve-off for Non-Acquired Business of Customers Partially Acquired	Exterran Partners, L.P. Pro Forma
Revenues:
Revenue — third parties	$465,744	$12,400	$—		$—	$478,144
Revenue — affiliates	449	—	(55	)(A)	—	394
Total revenue	466,193	12,400	(55)		—	478,538

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense) — affiliates	202,045	4,130	(55	)(A)	—	204,905
			(1,215	)(B)
Depreciation and amortization	103,711	3,827	—		(1)	107,537
Long-lived asset impairment	5,350	—	—		—	5,350
Selling, general and administrative — affiliates	61,971	778	603	(C)	(10)	63,342
Interest expense	37,068	—	—		—	37,068
Other (income) expense, net	(9,481)	—	—		—	(9,481)
Total costs and expenses	400,664	8,735	(667)		(11)	408,721
Income before income taxes	65,529	3,665	612		11	69,817
Provision for income taxes	1,506	—	146	(D)	(1)	1,651
Net income	$64,023	$3,665	$466		$12	$68,166

General partner interest in net income	$7,969					$8,052
Common units interest in net income	$56,054					$60,114

Weighted average common units outstanding:
Basic	47,651		1,757	(E)		49,408
Diluted	47,667		1,757	(E)		49,424

Income per common unit:
Basic	$1.18					$1.22
Diluted	$1.18					$1.22

The accompanying notes are an integral part of this unaudited pro forma statement of operations.

EXTERRAN PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

1.  Basis of Presentation for the March 2013 Contract Operations Acquisition

The historical financial information is derived from our consolidated financial statements and the financial statements of the March 2013 Contract Operations Acquisition. The unaudited pro forma consolidated statement of operations assumes that the acquisition of certain contract operations customer service agreements and compression equipment of the U.S. natural gas contract operations business of Exterran Holdings, Inc. (individually and together with its subsidiaries, “Exterran Holdings”), as described below (the “March 2013 Contract Operations Acquisition”), occurred on January 1, 2013.

The unaudited pro forma consolidated statement of operations reflects the following:

•                  our acquisition in March 2013 of certain contract operations customer service agreements and compression equipment from Exterran Holdings; and

•                  our issuance of approximately 7.1 million common units to Exterran Holdings and approximately 145,000 general partner units to our general partner as consideration for the acquisition.

2.  Pro Forma Adjustments and Assumptions

(A) Reflects the reversal of intercompany lease revenue and intercompany lease expense of $0.1 million included in the March 2013 Contract Operations Acquisition that Exterran Holdings previously leased on an intercompany basis from us.

(B) Reflects the reversal of $1.2 million of intercompany lease expense related to compressor units included in the March 2013 Contract Operations Acquisition previously leased on an intercompany basis from Exterran Holdings.

(C) Reflects additional allocated selling, general and administrative (“SG&A”) expenses of $0.6 million from Exterran Holdings to us for the year ended December 31, 2013 that we would have incurred if the March 2013 Contract Operations Acquisition occurred on January 1, 2013. SG&A expenses in this adjustment include only the allocation of indirect expenses and have been allocated to us based on the ratio of total horsepower of compressor units acquired in the transaction to total horsepower of Exterran Holdings and our compressor units.

(D) Reflects additional state income taxes of $0.1 million for the year ended December 31, 2013 that we would have incurred related to the contract operations service agreements acquired in the March 2013 Contract Operations Acquisition.

(E) Reflects additional common units resulting from the issuance of approximately 7.1 million common units to Exterran Holdings in connection with the March 2013 Contract Operations Acquisition that would have been included in our weighted average common units outstanding for the year ended December 31, 2013.

3.  Carve-off for Non-Acquired Business of Customers Partially Acquired

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 includes the results of the March 2013 Contract Operations Acquisition. Such results include all contract operations business with the customers we partially acquired in the March 2013 Contract Operations Acquisition even though some of the business contracted with that customer was not transferred in the March 2013 Contract Operations Acquisition. To better reflect the amount of business acquired, the unaudited pro forma statement of operations includes an adjustment to reflect the amount of business not actually acquired in the March 2013 Contract Operations Acquisition. The percentage was based on the ratio of horsepower acquired in the March 2013 Contract Operations Acquisition to the total horsepower in service for each such customer on the closing date of the March 2013 Contract Operations Acquisition.

4.  Pro Forma Earnings (Loss) Per Common Unit

Pro forma earnings (loss) per common unit is determined by dividing the pro forma net income (loss) that would have been allocated to our common unitholders by the weighted average number of common units outstanding after the completion of the transaction included in the unaudited pro forma consolidated statement of operations. All common units issued in connection with the March 2013 Contract Operations Acquisition were assumed to have been outstanding since January 1, 2013. To the extent that the quarterly distributions exceed certain targets, our partnership agreement entitles our general partner to receive certain incentive distributions that will result in more net income proportionately being allocated to our general partner than to our common unitholders. The pro forma earnings per common unit calculations reflect pro forma incentive distributions to our general partner. There was no additional pro forma reduction of net income allocable to our general partner, including the amount of additional incentive distributions that would have occurred during the year ended December 31, 2013.